UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 29, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, August 29, 2018.

DAL N° 1135/18

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

Gerencia Técnica y de Valores Negociables

Re: Material Fact. Report on our own stock buyback.

Dear Sirs,

I am addressing you, as the Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report on the repurchase of TGS’ shares, complying with the provisions of section 64 and subsequent ones of the Capital Market Act No. 26,831 and the regulations set forth by Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and with the terms and conditions approved by the Board in its meeting dated May 9, 2018 and published in the market through the Material Fact also dated May 9, 2018.

In that respect, I further state that on this date the Company acquired 37,800 of its own ADRs (each one representative of 5 of its common shares) pursuant to what is stated herein below:

Date of acquisition	Amount	Price	Gross Amount	Broker
August 29, 2018	37,800 ADRs	US$ 13.0445	US$ 493,082.10	J.P. Morgan

Furthermore, and considering that cash dividends shall be available for payment as from August 22, 2018, we hereby report that on August 16, 2018 TGS shall inform the amount of ADRs held by the Company to that date as well as the final percentage that the cash dividend amount to be paid represents over the outstanding capital stock and the amount for each AR$ 1 outstanding share.

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: August 29, 2018.